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                             April 20, 2022

       Swatantra Rohatgi
       President
       Smart Rx Systems Inc.
       18540 N. Dale Mabry Highway
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems
Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed March 28,
2022
                                                            File No. 024-11384

       Dear Mr. Rohatgi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2022 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Summary of 2020 and 2019 Audited Book Value and Post-Offering Pro-forma Book Value, page
       9

   1. We note your written response to comment 6. On pages 9 and 33, you provide disclosures concerning your 2020
and 2019 Audited Book Value and Post-Offering Pro-Form Book
                                                        Value. If you are going
present this information, please update it to include 2021 values.
       Use of Proceeds to Issuer, page 35

   2. We note your detailed disclosure on page 37 of your use of proceeds by category. We also note your
disclosure on page 36 that states "With a portion of the proceeds from this
                                                        Offering, we plan to
redeem Short Term Debt, some, if not all, of our Series A Preferred
 Swatantra Rohatgi
Smart Rx Systems Inc.
April 20, 2022
Page 2
         Shares, some of our Series A+ Preferred Shares and some of our Original Preferred
         Shares." Please incorporate this planned use of proceeds with your chart on page 37. In regard to your Short Term Debt, please state the material terms, including interest rate and maturity, of the debt and, if the debt was incurred within the past year, describe the use of the proceeds of the debt.
Financial Statements, page F-1

3. Please update your financial statements in the next amendment to comply with paragraphs
         (b)(3) through (b)(4) in Part F/S of Form 1-A.
4. Your response to comment 3 did not fully address our comment. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with
         U.S. federal securities laws and the applicable rules and regulations of the Securities and
         Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A.
5. Your response to comment 4 did not address our comment. Please explain your basis in
         GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameSwatantra Rohatgi                            Sincerely,
Comapany NameSmart Rx Systems Inc.
                                                               Division of
Corporation Finance
April 20, 2022 Page 2                                          Office of Trade
& Services
FirstName LastName